FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, March 27, 2019.

Mr.

Mario Farren Risopatrón

Superintendent of Banks

and Financial Institutions

Present

Ref: Material Fact.

Mr. Superintendent:

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, we report that in ordinary session yesterday, the Board of Banco Santander - Chile approved the following contracts with related party Santander Global Technology S.L.:

a)	Technological services for Project “Consignment of history of Corporate Payment System”.
b)	Technological services for Project “Mass Payment Servers Obselescence”.
c)	Technological services for Project “Wallet Santander Visa”.
d)	Technological services for Project “Improvement of Watch List Management modules”.
e)	Technological services for Project “Buying Loans through Home Banking”.
f)	Technological services for Project “Swift Messaging Control”.
g)	Technological services for Project “Multioferta Separation”.
h)	Technological services for Project “Improvements Flame 2019”.
i)	Technological services for Project “Market Abuse Directive”.
j)	Technological services for Project “ Implementation of Insurance Proposal in: 123 Click, Multioferta, On Boarding and CJ Pyme”.
k)	Technological services for Project “Unified Rate System (SUT) 3.0: Channel Integration”.

In relation to these operations, the directors Claudio Melandri Hinojosa, Rodrigo Vergara Montes, Orlando Poblete Iturrate, Ana Dorrego de Carlos, Lucía Santa Cruz Sutil, Félix de Vicente Mingo, Alfonso Gómez Morales, Juan Pedro Santa María Pérez, Blanca Bustamante Bravo, and Oscar Von Chrismar Carvajal manifested the convenience for the Bank the procurement of these operations, with pricing, terms, and conditions similar to those prevailing in the market, and in accordance with the favorable report of the Director Committee and Audit Committee of the Bank.

Sincerely,

Miguel Mata H.

Chief Executive Officer

C.c.:	Comisión para el Mercado Financiero.

Bolsas de Valores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: March 27, 2019